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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED

FEB 2 8 2005

SEC FILE NUMBER
8- 65231

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/04___ AND ENDING ___12/31/04___

                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McColl Garella Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

  100 North Tryon St., Bank of America Corporate Center, Suite 5120
                                     (No. and Street)

  Charlotte   NC   28202
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  Julie Garella   (704) 731-7182
                                                         (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

  Dixon Hughes PLLC
                                  (Name – *if individual, state last, first, middle name*)
  3600 Bank of America Plaza, 101 S. Tryon St., Charlotte, NC   28280

    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 1 7 2005

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
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OATH OR AFFIRMATION

I, Katherine A. Whetstone , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
McColl Garella Securities, LLC , as
of December 31 , 20 04 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

_____

Signature

CFO / FINOP
Title

Notary Public   My Commission Expires April 13, 2009

This report ** contains (check all applicable boxes):
- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Table of Contents



DIXON HUGHES PLLC
Certified Public Accountants and Advisors

Independent Auditors' Report

To the Member of
McColl Garella Securities, LLC
Charlotte, North Carolina

We have audited the accompanying statement of financial condition of McColl Garella Securities, LLC, as of December 31, 2004 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of McColl Garella Securities, LLC as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Dixon Hughes PLLC

Charlotte, North Carolina
January 21, 2005

3600 Bank of America Plaza
101 South Tryon Street
1   Charlotte, NC 28280
Ph. 704.334.3600 Fx. 704.372.0303
www.dixon-hughes.com



A Member of
Moores Rowland International
An association of independent
accounting firms throughout the world.

MCCOLL GARELLA SECURITIES, LLC
(a wholly-owned subsidiary of McColl Garella, LLC)
Statement of Financial Condition
December 31, 2004

Assets

Cash	$	105,678
Accounts receivable		7,097
Property and equipment, net		34,707
Note receivable from related party		120,381
Prepaid and other assets		33,027
Total assets	$	300,890

Liabilities and Member's Equity

Deferred revenue	$	57,742
Accounts payable and other liabilities		5,883
Obligations under capital leases		1,164
Total liabilities		64,789
Member's equity		236,101
Total liabilities and member's equity	$	300,890

The accompanying notes are an integral part of this financial statement.

1. Description of Organization

McColl Garella Securities, LLC (the "Company"), a wholly-owned subsidiary of McColl Garella, LLC (the "Parent"), was formed as a North Carolina limited liability company on January 1, 2002. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD").

The Company offers investment banking advisory services focused on women owned and operated businesses in connection with mergers and acquisitions, private capital raises and valuation assignments. The Company does not maintain custody of client funds or engage in firm trading, brokerage activities and securities underwriting.

2. Summary of Significant Accounting Policies

Prepaid and other assets – Prepaid and other assets primarily include prepaid expenses and accrued income representing unbilled reimbursable out-of-pocket expenses incurred in connection with engaged transactions.

Property and equipment - Property and equipment is stated at cost and consists of office equipment purchased and office equipment held under capital leases. Depreciation is computed using the straight line method. Purchased property and equipment is depreciated over the respective lives of the assets. Property and equipment under capital leases is depreciated over the respective lease terms.

Deferred revenue – The Company may receive up-front retainer fees in connection with providing investment banking advisory services to its clients. The Company recognizes these up-front fees as income over the estimated life of the services period, generally nine months. Deferred revenue as of December 31, 2004 represents retainer fees paid for advisory services to be rendered in 2005.

Income taxes – The Company is a single member limited liability company; therefore, the income is includible in the Parent's income for federal and state income tax purposes. The Company's Parent is also a limited liability company that is taxed as a partnership for federal and state income tax purposes. As a result, income of the Company is considered income of the members of McColl Garella, LLC and no income tax provision is recorded by the Company.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. Member's Equity

Member's equity includes one class of membership interest. The Parent owns a 100% interest in the Company. Members of the Parent participate in the investment banking advisory activities of the Company.

4. Note Receivable

During 2004, the Company loaned Julie Garella, president of the Company $120,000. The note accrues interest using the short term applicable federal rate (2.48% at December 31, 2004). Principal plus accrued interest is due on demand. As of December 31, 2004 no payments have been received in relation to the note receivable.

5. Property and equipment

A summary of property and equipment at December 31, 2004, is as follows:

Computers	$ 5,385
Computer server	3,916
Leasehold improvements	36,115
	45,416
Less accumulated depreciation	(10,709)
Property and equipment, net	$ 34,707

6. Capital lease obligations

The Company leases various computers and equipment under capital leases. The cost of the equipment was $2,999 and the accumulated amortization on the equipment was $2,635 at December 31, 2004. The future minimum lease payments under these capital leases at December 31, 2004 are as follows:

Year ending December 31	
2005	$ 1,200
Less: amounts representing interest	36
Present value of net minimum lease payments	$ 1,164

7. Regulatory Requirements

As of December 31, 2004, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital as defined, and requires that the Company's ratio of aggregate indebtedness to net capital shall not exceed 8 to 1. At December 31, 2004 the Company had net capital of $40,889, which was $35,889 more than its required net capital of $5,000.

The Company is exempt from the SEC's Customer Protection Rule (Rule 15c3-3 paragraph (k)(2)).